EXHIBIT 12
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

						Six Months Ended
	Fiscal Year Ended April 30,					October 28,
	2003	2004	2005	2006	2007	2007
	(In thousands, except ratios)
Earnings from continuing operations before taxes	$(184,264)	$(126,644)	$(116,872)	$(30,662)	$(43,802)	$(15,815)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	12,078	29,816	15,718	17,086	17,275	9,232
Interest included in rent	2,925	2,394	3,314	4,246	3,103	1,424

Total fixed charges from continuing operations	15,003	32,210	19,032	21,332	20,378	10,656
Earnings before taxes and fixed charges	$(169,261)	$(94,434)	$(97,840)	$(9,330)	$(23,424)	$(5,159)
Ratio of earnings to fixed charges	—x	—x	—x	—x	—x	—x
The ratio of earnings to fixed charges is computed by dividing earnings (earnings from continuing operations before taxes adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense for all facilities and equipment.
Earnings, as defined, were insufficient to cover fixed charges for the fiscal years ended April 30, 2003, 2004, 2005, 2006, 2007 and the six months ended October 28, 2007, by $184,264,000, $126,644,000, $116,872,000, $30,662,000, $43,802,000, and $15,815,000, respectively.